FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of    March                                           2003
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                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                  Form 40-F     X
                         ------------                -----------------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                       No    X
                    --------------           -----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                DOCUMENT INDEX



Document                                                             Page No.
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  1.         News Release dated March 5, 2003                           4

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                                                                    Document 1
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Research In Motion and T-Mobile International Announce First BlackBerry(R)
Solution for 'Prosumer' Market in Europe

Waterloo, ON and London, UK - March 5, 2003 - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and T-Mobile International today announced that they are working together to introduce the first BlackBerry offering for professional consumers and smaller firms in Germany, the UK and Austria, with other T-Mobile markets to follow.

The BlackBerry solution for the 'prosumer' (professional consumer) market will be available through T-Mobile and will integrate RIM's latest BlackBerry handhelds, software and service* with T-Mobile's advanced GSM/GPRS wireless networks and the highly successful T-Email platform that already supports 12 million subscribers.

The new offering, designed for individual purchasers who want an advanced handheld primarily for business-related use, will enable users to purchase a BlackBerry handheld through a T-Mobile retail channel and to connect easily to a T-Email or other POP3 or IMAP4 ISP email account.

Users of this solution will be able to read and respond to their email messages (including email attachments) wherever they are, with new email messages automatically `pushed' to their handheld (no need to dial in). In addition to wireless email, the Java-based BlackBerry handhelds feature integrated phone, SMS, organizer and browser applications.

Welcoming the new agreement, Nikesh Arora, Chief Marketing Officer, T-Mobile, said, "Messaging is set to be the next big trend in mobile communications, and as part of our best of breed partnership strategy, we are working with RIM to deliver compelling services to our professional consumers. The business user is a critical market with more than 25% of the workforce now mobile, and at T-Mobile we are determined to offer a personalized experience that is secure, fast and reliable so as to increase their usability of business data communication whilst on the move."

Charles Meyer, Director and Vice President for RIM Europe, said, "BlackBerry handhelds are optimized to support both phone and data services within a slim and light design. BlackBerry customers will enjoy the convenience of a built-in, high-quality GSM phone together with an unmatched data experience enabled by key features such as the patented thumb-typing keyboard, large screen, 'push-based' architecture and email integration."

The cooperation between Research In Motion and T-Mobile International is the continuation of a partnership set up for the American market in 2002 between RIM and T-Mobile USA.

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Commercial availability of the T-Mobile and BlackBerry service is anticipated for Q2, 2003. Further information will be made available at launch

*RIM's BlackBerry Web Client service allows customers to access multiple existing email accounts (including web-based and ISP accounts) from a single BlackBerry handheld through use of the POP3 protocol and/or mail forwarding.

                                     # # #

Media Contacts:
For Research In Motion
For North America and Asia Pacific:
Scott Pollard
Brodeur Worldwide for RIM
+1 212.771.3644
spollard@brodeur.com
--------------------

For Europe:
Tilly Quanjer
RIM Europe
+44 (0) 1784 223987
tquanjer@rim.net

For T-Mobile International
Elaine Devereux
T-Mobile International
Press office on: +44 208 762 5116
+44 208 762 5046

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.net
--------------------------


About T-Mobile International
T-Mobile International is one of the world's leading companies in mobile communications. As one of Deutsche Telekom's four strategic divisions, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By the end 2002, almost 82 million people were using the mobile communications services provided by companies in which T-Mobile or Deutsche Telekom have a majority or minority stake. And all that over a common technology platform based on GSM, the world's most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service.

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About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.
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The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.


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                                  SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Research In Motion Limited
                                  --------------------------------------------
                                               (Registrant)


Date:  March 5, 2003                By:  /s/ Angelo Loberto
       -----------------                 -------------------------------------
                                              (Signature)
                                         Angelo Loberto
                                         Vice President, Finance